SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             ABINGTON BANCORP, INC.
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             (Exact name of registrant as specified in its charter)


             Massachusetts                              04-3334127
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


                     538 Bedford Street, Abington, MA 02351
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               (Address of principal executive offices; zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Class:                                              None

      Name of each exchange on which class is being registered:    None

Securities to be registered pursuant to Section 12(g) of the Act:

            Title of Class:   Common Stock, par value of $.10 per share (the
            "Common Stock")

            Explanatory Note: The shares of Common Stock to be registered will be issued upon consummation of a corporate reorganization, whereby Abington Bancorp, Inc. (the "Registrant") will become the holding company of Abington Savings Bank (the "Bank"). All outstanding shares of the Bank's common stock will be converted and exchanged automatically on a one-for-one basis into Common Stock of the Registrant. The reorganization was approved by more than 2/3 of the stockholders of the Bank at a meeting held on December 11, 1996. The Bank prepared a Proxy Statement which was mailed to the stockholders of the Bank in connection with the meeting.



Item 1:  Description of Registrant's Securities to be Registered.
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      Dividend Rights. Holders of the Common Stock are entitled to receive and share equally in dividends when and as declared by the Board of Directors of the Registrant.

      Voting Rights. Holders of the Common Stock are entitled to one vote per share on all matters subject to stockholder approval, including the election of directors. The Articles of Organization of the Registrant (the "Articles") do not provide for cumulative voting in connection with the election of directors and therefore holders of a majority of the Common Stock will be able to elect all of the directors eligible for the election in each year, subject to the rights of any preferred stock that may be issued. The By-Laws of the Registrant provide that, subject to the rights of the preferred stock, if and when issued, the number of directors shall be fixed by the Board of Directors unless at the time there is an Interested Stockholder (as defined in the Articles) in which case a majority vote of the Continuing Directors (as defined in the Articles) then in office is also required. Each director will serve for a term of three years, with approximately one-third of the directors being elected annually on a staggered basis.

      Pre-emptive Rights. Holders of the Common Stock have no pre-emptive rights as to the purchase of any shares issued in the future. Therefore, the Board of Directors may issue shares of capital stock without first offering them to the then existing stockholders of the Registrant.

      Assessability. The Common Stock will be non-assessable.

      Preferred Stock. The Board of Directors of the Registrant is authorized to provide for the issuance of one or more classes of preferred stock, to divide any authorized class of preferred stock into one or more series and to fix the voting powers, designations, preferences or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereon. Such preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into shares of Common Stock.

      Approval of Certain Business Combinations. The Articles of the Registrant contain a so-called "fair price" provision pursuant to which any Business Combination (as defined in the Articles) involving an Interested Stockholder would require stockholder approval by the affirmative vote of 80% of the outstanding shares of the Registrant entitled to vote. The fair price provision provides that the 80% stockholder vote is not required if the Business Combination is approved by a majority of the Continuing Directors then in office or if certain procedures and price requirements are met.

Item 2:  Exhibits

      99.1   Specimen of the Common Stock to be registered hereunder.

      The following are instruments and contracts defining, limiting or qualifying the rights of the holders of Common Stock.

      2      Plan of Reorganization and Acquisition dated October 15, 1996.

      3(a)   Articles of Organization of Abington Bancorp, Inc.

      3(b)   By-Laws of Abington Bancorp, Inc.


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on the 31st day of December, 1996.


                                        ABINGTON BANCORP, INC.



                                        By:  /s/ James P. McDonough
                                        ----------------------------------------
                                                 James P. McDonough
                                                 President and Chief
                                                  Executive Officer



                                    EXHIBITS


Exhibit No.

    99.1    Specimen of the Common Stock to be registered hereunder.

      The following are instruments and contracts defining, limiting or qualifying the rights of the holders of Common Stock.

      2     Plan of Reorganization and Acquisition dated October 15,1996.

      3(a)  Articles of Organization of Abington Bancorp, Inc.

      3(b)  By-Laws of Abington Bancorp, Inc.